VITERRA™

RECEIVED
2008 JUL 16 A 3:26
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Exemption #: 82-5037

July 3, 2008

Attn: Paul Dudek
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549
Phone: 202-942-8088
Fax: 202-772-9207

SUPPL

Viterra Inc.
Exemption No: 82-5037
Pursuant to Rule 12g3-2(b)

Dear Sir or Madam:

Pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934, as amended, attached is:

1. A copy of three news releases that were filed with the Toronto Stock Exchange and provincial securities commissions.

Yours truly,

[signature] for:

Colleen Vancha, Vice-President
Investor Relations and Corporate Affairs

08003800

Copy to: Ray Dean, Vice-President, General Counsel and Corporate Secretary
Rex McLennan, Chief Financial Officer

Attachment

PROCESSED
JUL 17 2008
THOMSON REUTERS

VITERRA™

For Immediate Release
Date: July 2, 2008
Regina, Saskatchewan
Listed: TSX: VT

Viterra Keeps Doors Open to All Employees – Implements Final Contract Offers

REGINA, SASKATCHEWAN – Viterra Inc. today served a legal notice to the Grain Services Union ("GSU") that it will implement the Company's final contract offers to Regina Offices and Saskatchewan Operations and Maintenance bargaining units, beginning at 12:01 a.m. on Monday, July 7, 2008. The notice to the GSU is for a rotating lockout, which does not physically keep affected bargaining unit employees from the workplace.

"We are taking these steps to create momentum towards a settlement that we believe benefits our employees, our customers, and all our stakeholders. What we are saying to employees who are part of these bargaining units is that our doors are open under the common terms and conditions in our last offer," said Mike Brooks, Viterra's Chief Information Officer.

All employees are required to report for their normal shift on Monday, July 7, 2008, under the new terms and conditions, which include market-based compensation and benefits, fairness and flexibility, and long-term stability.

"We hope our action will encourage the GSU to take the steps necessary to come to an agreement. We have advised the GSU that we would be pleased to meet with them as long as it is likely that progress will be made. We believe that the assistance of our Conciliator may be helpful," said Brooks.

Viterra's offer would give employees 27 per cent over five years. Additionally, employees have the potential to add to their compensation through an annual incentive program in the range of 5, 10 and 15 per cent.

Members of the Saskatchewan Maintenance and Operations bargaining units and the Regina Office bargaining unit voted earlier this month to reject the Company's offers. Alberta and Manitoba members belonging to the AgPro bargaining unit have embraced the same offer made by the Company.

Viterra reported earlier that should a labour disruption occur in Saskatchewan, the Company is prepared to operate its businesses.

Viterra Inc. is Canada's leading agri-business, with extensive operations and distribution capabilities across Western Canada, and with operations in the United States and Japan. The new company is diversified into sales and services of crop inputs and equipment, grain handling and marketing, livestock feed, agri-food processing and financial products. These operations are complemented by value-added businesses and strategic alliances, which allow Viterra to leverage its pivotal position between Prairie farmers and destination customers. The Company's common shares are listed on the Toronto Stock Exchange under the symbol VT.

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FOR FURTHER INFORMATION PLEASE CONTACT:
Susan Cline
Investor Relations and Corporate Affairs
Viterra Inc.
(306) 569-6948

2625 Victoria Avenue, Regina, Saskatchewan S4T 7T9 Canada www.viterra.ca

END